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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

VYSIS, INC.
(Name of Subject Company)

VYSIS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

928961101
(CUSIP Number of Class of Securities)

John L. Bishop
President and Chief Executive Officer
Vysis, Inc.
3100 Woodcreek Drive
Downers Grove, Illinois 60515-5400
(630) 271-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Douglas N. Cogen, Esq.
John W. Kastelic, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 494-0600

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001 (the "Schedule 14D-9") by Vysis, Inc., a Delaware corporation ("Vysis" or the "Company"). The Schedule 14D-9 relates to the offer by Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Vysis, at $30.50 per Share net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Abbott and the Purchaser with the SEC on October 31, 2001. This Amendment hereby amends and supplements Items 4 and 8 and Annex A of the Schedule 14D-9. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Background of the Offer

    The first and second full paragraphs under the subheading "Background of the Offer" of Item 4 on page 8 of the Schedule 14D-9 are amended and restated as follows:

    "On October 16, 2001, Wachovia and UBS contacted Goldman Sachs to advise Abbott that the Board had rejected Abbott's offer of $28.50 per share. The Company did not make a counter-proposal to Abbott, but indicated through Wachovia that it would be willing to review additional proposals from Abbott if they involved a higher offering price.

    "On October 17, 2001, Abbott submitted a revised proposal to acquire all shares of Vysis for $30.00 per Share in cash, or if BP would indemnify Abbott from any liability due by the Company to any investment bank or financial advisor (other than the Company's financial advisor, Wachovia, and Abbott's financial advisor, Goldman Sachs) as a result of the transaction, $30.50 per share in cash, in each case, conditioned upon the same terms included in Abbott's October 12, 2001 proposal."

    The fifth full paragraph under the subheading "Background of the Offer" of Item 4 on page 8 of the Schedule 14D-9 is amended and restated as follows:

    "From October 20, 2001 through October 23, 2001, representatives of Vysis and Abbott and their respective legal counsel negotiated specific terms and provisions of the proposed transaction agreements, including the conditions to closing of the offer, the interim covenants, the non-soliciation provisions, the provisions regarding regulatory approvals and the circumstances under which the parties could terminate the merger agreement. Concurrently with such negotiations, representatives of BP and Abbott and their respective legal counsel negotiated the terms of the stockholder agreement to be entered into among BP America, the Majority Stockholder, Abbott and Purchaser. During these negotiations BP agreed that it would be willing to indemnify Abbott from any liability due by the Company to any investment bank or financial advisor (other than the Company's financial advisor, Wachovia, and Abbott's financial advisor, Goldman Sachs) as a result of the transaction and, as a result, Abbott agreed that it would be willing to acquire all of the Company's shares for $30.50 per share in cash."

Reasons for the Recommendation of the Board

    Factors (8) and (9) under the subheading "Reasons for the Recommendation of the Board" of Item 4 on page 9 of the Schedule 14D-9 are hereby amended and restated as follows:

  "(8)
  The trading history of the Shares since Vysis' initial public stock offering on February 10, 1998, the number of issued and outstanding shares held by persons other than the Majority Stockholder, the average daily trading volume of the Common Stock on the Nasdaq Stock Market, the limited ability of Vysis to obtain financial analyst coverage due to the limited

    "float" of the Common Stock, and a comparison of the trading history for the Common Stock with the stock trading histories of other companies in the biotech, pharmaceutical and healthcare industries and stock market indices that were deemed relevant.

  "Since Vysis' initial public offering on February 10, 1998, the Shares have underperformed the Nasdaq Biotechnology Index and an index of selected comparable companies in the biotech, pharmaceutical and healthcare industries. For calendar year 1998, Vysis Shares closed at a high of $12.13, a low of $3.38 with an average closing price for the year of $8.38 compared to an average closing price for the year of $12.49 for an index of selected comparable companies. For calendar year 1999, Vysis Shares closed at a high of $6.63, a low of $2.44 with an average closing price for the year of $3.73 compared to an average closing price for the year of $47.12 for an index of selected comparable companies. For calendar year 2000, Vysis Shares closed at a high of $19.25, a low of $3.50 with an average closing price for the year of $8.98 compared to an average closing price for the year of $52.46 for an index of selected comparable companies. For the year-to-date period through October 23, 2001, Vysis Shares closed at a high of $28.20, a low of $6.00 with an average closing price for the period of $16.90 compared to an average closing price for the year-to-date period through October 23, 2001 of $31.06 for an index of selected comparable companies.

  "The index of selected comparable companies referenced above includes the following publicly-traded companies: Affymetrix, Inc.; Curagen Corporation; Digene Corporation; Genome Therapeutics Corp.; Hyseq, Inc.; Incyte Genomics, Inc.; Invitrogen Corporation; Luminex Corp.; Nanogen, Inc.; Qiagen, N.V.; Techne Corporation; and Ventana Medical Systems, Inc.

"(9)
The prices and premiums paid in acquisitions of comparable companies in the biotech, pharmaceutical and healthcare industries support the Board's conclusion that the premium represented by the Offer Price is signficant and compares favorably to those paid in selected comparable transactions. The acquisitions of comparable companies analyzed by Vysis' financial advisor yielded a median transaction value of approximately 8.5x estimated 2001 revenue, and a median transaction value of approximately 4.8x estimated 2002 revenue. The Offer Price represents a transaction value in excess of 12.0x Vysis' estimated 2001 revenue and 7.0x Vysis' estimated 2002 revenue. The comparable transactions analyzed on a transaction value and revenue multiple basis were as follows: the acquisition of Packard BioScience Company by PerkinElmer, Inc.; the acquisition of Rosetta Inpharmatics, Inc. by Merck & Co.; the acquisition of Aurora Biosciences Corp. by Vertex Pharmaceuticals; and the acquisition of LJL Biosystems, Inc. by Molecular Devices Corp.

  "Vysis' financial advisor also reviewed the premiums paid over the closing price one-day prior to the announcement of the transactions, and the premiums paid over the average closing price during the 30-day period prior to the announcement of the transactions, for the acquisitions listed above as well as a broader group of 22 acquisitions in the biotech, pharmaceutical and healthcare industries. The median premium paid over the closing price one-day prior to the announcement of these transactions was approximately 26.5% and 45.5%, respectively, for the two groups. The median premium paid over the average closing price during the 30-day period prior to the announcement of these transactions was approximately 54.5% and 57.5%, respectively, for the two groups.

  "The Offer Price represents a premium of approximately 33% over the closing price on October 23, 2001 of $23.00 (the last full trading day prior to the announcement of the Offer and the Merger) and a premium of approximately 44% over the $21.17 average closing price during the prior 30-day period. It was noted by Vysis' financial advisor in their analysis that the median 52-week return on the stocks of the target comparable companies prior to the date of the transaction announcements for the two groups of transactions analyzed were approximately (39%)

  and (49%), respectively, whereas the 52-week return on Vysis Shares prior to the date of the Offer was approximately 225%. In addition, the Vysis Shares had experienced a strong increase in value from May 2001 through June 2001 and had generally maintained these higher trading levels up to the date of the Offer."

Item 8. Additional Information

(c)
Antitrust

    The first full paragraph under section (c) "Antitrust" of Item 8 on pages 13 - 14 of the Schedule 14D-9 is amended and restated as follows:

    "Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On October 31, 2001, Abbott, on behalf of itself and the Purchaser, filed a Premerger Notification and Report Form under the HSR Act with the FTC. Abbott was unable to make any filing on that date with the Antitrust Division because, due to concerns raised by the spread of anthrax through the U.S. mail, the Department of Justice halted the receipt of any mail, packages or HSR filings. Following discussions with the Department of Justice, Abbott was allowed to make an electronic filing with the Antitrust Division on November 6, 2001. Accordingly, the waiting period applicable to the purchase of the Shares pursuant to the Offer began on November 6, 2001. The waiting period is scheduled to expire at 11:59 p.m., New York City time, on November 21, 2001, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Prior to such date however, the FTC or the Antitrust Division may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

ANNEX A	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 hereunder (incorporated by reference to Annex A attached to this Schedule 14D-9)

RIGHTS TO DESIGNATE DIRECTORS AND ABBOTT'S DESIGNEES

    The second and third full paragraphs under the section "RIGHTS TO DESIGNATE DIRECTORS AND ABBOTT'S DESIGNESS" on page A-3 of Annex A are hereby amended and restated as follows:

    "On November 12, 2001, Abbott notified the Company that it had designated thirteen (13) persons who may serve on the Board immediately following the purchase and payment for the Shares in the Offer, each of whom is an executive officer of Abbott. The thirteen persons and their age as of October 31, 2001 are: Miles D. White (46), Richard A. Gonzalez (47), Jeffrey M. Leiden, M.D.,

Ph.D. (46), Christopher B. Begley (49), Thomas D. Brown (53), Jose M. de Lasa (59), William G. Dempsey (49), Gary L. Flynn (52), Thomas C. Freyman (47), David B. Goffredo (47), Thomas M. Wascoe (55), Lance B. Wyatt (57) and Greg W. Linder (45) (collectively, the "Director Designees"). The position with Abbott and Purchaser and five-year employment history of each of the Director Designees is set forth in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of Vysis. The remaining persons listed on Schedule I of the Offer to Purchase as directors of Abbott and directors and executive officers of Purchaser have been designated as alternative director designees to serve on the Board in the event that any of the Director Designees are unable to serve or additional designees are designated pursuant to the terms of the Merger Agreement. The information with respect to each of the individuals in Schedule I is hereby incorporated by reference. Abbott and Purchaser have informed Vysis that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of Vysis, if so designated.

    "Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the directors and executive officers of Abbott or Purchaser (i) is currently a director of, or holds any position with, Vysis, or (ii) has a familial relationship with any directors or executive officers of Vysis. Abbott has advised Vysis that, to the best knowledge of Abbott and Purchaser, except for 6,662,683 Shares which may be deemed to be beneficially owned by Abbott by virtue of the Stockholder Agreement among Abbott, Purchaser, the Majority Stockholder and BP, none of Abbott's or Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of Vysis and none have been involved in any transactions with Vysis or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC other than the transactions that have been described in the Schedule TO and the Schedule 14D-9."

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VYSIS, INC.
By:	/s/ JOHN L. BISHOP John L. Bishop President and Chief Executive Officer

Dated: November 13, 2001

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